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                                                                    Exhibit 99.1

                                 CODE OF CONDUCT

                                       FOR

                                    EMPLOYEES

                                       OF

                    CENTER BANCORP, INC. AND ITS SUBSIDIARIES

I.       PURPOSE

         This Code of Conduct has been prepared to help all employees understand and comply with our policies and procedures. This Code of Conduct does not apply to the Company's Chief Executive Officer; Chief Financial Officer; Chief Accounting Officer; Controller; Treasurer; and any other person performing similar functions (collectively, the "Senior Financial Officers"), all other executive officers of the Company and all of the directors of the Company, inasmuch as such Senior Financial Officers, executive officers and directors are subject to a separate code of ethics. Overall, the purpose of our Code of Conduct is to deter wrongdoing and promote:

         o honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

         o full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications made by us;

         o        compliance  with  applicable   governmental  laws,  rules  and
                  regulations;

         o prompt internal reporting of code violations to an appropriate person or persons identified in this Code of Conduct; and

         o        accountability for adherence to the Code of Conduct.

II.      POLICY

         The Company is committed to the highest ethical standards and to compliance with all applicable laws and regulations. It is the obligation of our employees to:

         o        Conduct themselves honestly and ethically;

         o Avoid conflicts of interest, and disclose to their immediate supervisors any relationship that appears to constitute a conflict of interest; and

         o        Comply   with   applicable   governmental   laws,   rules  and
                  regulations.

III.   DUTY TO REPORT VIOLATIONS

         You are responsible for reporting in good faith to the Company any circumstances that you believe may constitute a violation of this Code of Conduct. You should report suspected violations to your immediate supervisor. Supervisors receiving such reports are required to disclose such reports to the Chief Executive Officer of the Company. The Company will investigate these matters. There will be no action taken against you for good faith reporting of suspected policy violations; however, you will not be protected from possible disciplinary action if you report in bad faith or have otherwise engaged in misconduct.

         The Chief Executive Officer or the Chief Executive Officer's designee will investigate all asserted violations of this Code of Conduct. Waivers of this Code of Conduct with respect to conduct by any employee also must be approved by the Chief Executive Officer or the Chief Executive Officer's designee.


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IV.      ETHICAL BUSINESS PRACTICES

         The Company requires that you maintain lawful and ethical business practices at all times. Examples of certain prohibited activities are set forth below. These examples are intended to highlight some prohibited practices, but they do not address every kind of prohibited practice.

         1. BRIBERY. Use of Company funds or property for illegal, unethical or otherwise improper purposes, including bribes, kickbacks and payoffs, is prohibited.

         2. POLITICAL CONTRIBUTIONS AND ACTIVITIES. In the United States, federal and many state laws prohibit corporations from making direct political contributions to candidates. No employee may make any political contribution of any kind, on the federal, state, or local level, in the name of the Company, or use Company funds or materials for this purpose. You should not make political contributions based on a promise to be reimbursed by the Company.

         3. GIFTS AND ENTERTAINMENT. You and members of your family must not solicit nor accept loans, fees, services, or monetary gifts of any kind from suppliers, customers or others dealing with the Company. To the extent permitted by law, you may accept unsolicited non-monetary gifts or entertainment which conform to customary business practices and are not of significant value. Should you accept such gifts or entertainment, you must not give the person or entity offering such gifts or entertainment any preferential treatment.

V.       CONFLICTS OF INTEREST AND OUTSIDE ASSOCIATIONS AND ACTIVITIES

         You have a duty to avoid business, financial, or other relationships that might conflict with the Company's interests or impair or influence your ability to discharge your duties. There are potential conflicts of interest inherent in certain situations such as when:

         1. You or a member of your family has a direct or indirect financial interest in, or obligation to, an actual or potential competitor, supplier, or customer. (This does not include small stock ownership in publicly traded companies).

         2. You conduct business on behalf of the Company with a supplier or customer in which a relative of yours is a representative, officer or director.

         3. You acquire real property, leaseholds, patents, or other property or rights in which the Company has, or you have reason to believe that the Company is likely to have, an interest.

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VI.      CONFIDENTIAL INFORMATION AND TRADING STOCK IN A PUBLIC COMPANY

         It is illegal and against Company policy for you to buy or sell Company stock, when in possession of "inside information".

         As a general matter, inside information is any material, nonpublic information concerning a company or its business. Information may be considered "material" if (1) it would likely be considered important to an investor in deciding whether to purchase or sell the Company's securities, or (2) would reasonably be expected to have an impact on the price of the Company's stock if the information were publicly released. For example, inside information might include information relating to proposed acquisitions, important financial data, major new contracts, research projects, the status of a product in the governmental approval process, or significant management changes.

         Even after information is publicly released, it should still be considered nonpublic until a sufficient amount of time has passed for the information to become generally available to, and absorbed by, the investing public. While the amount of time that must pass for information to be considered public may vary depending on the circumstances, generally information may be considered to be public 48 hours following its release to the investing public.

VII. COOPERATING WITH GOVERNMENT AUTHORITIES. It is the policy of the Company to cooperate with governmental investigations or inquiries. Accordingly, if you reasonably believe that a government investigation or inquiry is in progress, you should communicate that information immediately to your immediate supervisor.

         You should never:

                  a. Destroy or alter any Company documents in anticipation of a request for those documents from any government agency or judicial authority.

                  b. Make any false or misleading statements to any governmental investigator during an investigation.

                  c. Attempt to cause any other Company employee or any other person to fail to provide information to a government investigator, or to provide false or misleading information.

VIII. COMPANY DISCLOSURE OBLIGATIONS. As a public company, the Company is required to make disclosures about its activities and operations in quarterly reports filed shortly after the end of its first three fiscal quarters and in an annual report filed shortly after the end of its fiscal year. It is the policy of the Company to make full, fair, accurate, timely and understandable disclosure in reports and documents that it files with, or submits to, the SEC and in other public communications made by the Company. While the disclosure rules are complex, essentially the Company is obligated to disclose anything that a reasonable investor would want to consider in deciding whether to purchase or sell the Company's stock. If you are aware of an act or omission which you believe satisfies this standard and you do not believe that such act or omission has been disclosed by the Company, you should describe that information to your immediate supervisor.

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All  information  provided  to  immediate  supervisors  pursuant to this Code of
Conduct are to be communicated by such immediate supervisor to the Chief Executive Officer of the Company of the Chief Executive officer's designee.

EFFECT OF THIS CODE OF CONDUCT. NOTHING PROVIDED FOR IN THIS CODE IS INTENDED TO CREATE A CONTRACT OF EMPLOYMENT FOR ANY INDIVIDUAL. Employees may terminate their employment whenever they wish and for whatever reason, just as the Company may terminate an individual's employment at any time and for any reason.


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